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EXHIBIT 20.1.  PRESS RELEASE ISSUED BY THE COMPANY DATED MARCH 22, 2002


          FIRST ALLIANCE CORPORATION PRESS RELEASE DATED MARCH 22, 2002


COMPANY CONTACT:
----------------
Jerry Hager
Executive VP and General Counsel
(949) 224-8409


For Immediate Release
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             FIRST ALLIANCE CORPORATION REACHES PROPOSED SETTLEMENT
                 OF CLAIMS, WILL FILE AMENDED DEBTOR'S JOINT AND
          CONSOLIDATED PLAN OF REORGANIZATION IN U.S. BANKRUPTCY COURT


         IRVINE, CALIF. (MARCH 22, 2002) - FIRST ALLIANCE CORPORATION (FACOQ) (the "Company"), along with several of its subsidiaries, announced today that the Company and various litigants have reached a proposed settlement of the litigation that has been brought against it which will shortly be the subject of, inter alia, an Amended Debtor's Joint and Consolidated Plan of Reorganization (the "Amended Plan") to be filed in the United States Bankruptcy Court, Santa Ana, for the Central District of California.

         As to the Company's shareholders, the settlement proposes, in pertinent part, that, under the terms of the Amended Plan, the Company would cancel all issued and outstanding shares of the Company's common stock ("FACO Shares"). After the Effective Date of the Amended Plan, a payment would be made to those persons who held FACO Shares on the Effective Date. The payment would be made from a fund to be established pursuant to the settlement. FACO Shareholders would be paid the lesser of $1.50 per share or the shareholder's purchase basis of such shares prior to cancellation, provided that the total amount of such payments to all shareholders does not exceed $3,250,000.00. Any FACO shares traded after February 25, 2002, would be presumed to have a purchase basis not to exceed $.09. If the total amount of such payments would exceed $3.25 million, the payment to each former shareholder of the Company would be reduced on an equal proportionate basis until the total payments do not exceed $3.25 million. Certain shareholders, including Brian and Sarah Chisick, would waive any payment for FACO shares they hold.

         This proposed settlement is conditioned on the approval of the United States District Court, and others, of the proposed settlement, the Amended Plan, and other matters. In addition, there can be no assurance that the proposed settlement or Amended Plan will be approved at all, or in the proposed form.

         Until March 2000, First Alliance Corporation was a sub-prime lender headquartered in Irvine, California, whose business was making mortgage loans primarily to borrowers with impaired credit.



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         "Safe Harbor" Statement Regarding Forward - looking Information or
Statements:

         Certain of the matters discussed in this news release are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, which provides a safe harbor for such forward-looking statements. To comply with the terms of the safe harbor, the Company notes that a variety of risks and uncertainties, including, without limitation, regulatory, operating, competitive and market risks, risks related to the Company as a sub-prime lender, negative cash flows and capital needs, results of events relating to the pending Chapter 11 proceedings under the U.S. Bankruptcy Code, and other factors, risks, and uncertainties may cause actual results to differ materially from such forward-looking information. Such factors that could cause results to differ materially from those in the forward-looking statements are detailed from time-to-time in reports filed by the Company or its parent with the U.S. Securities and Exchange Commission, including Forms 8K, 10Q and 10K (a copy of which may also be obtained from the Company at (949) 224-8377).